

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

December 30, 2009

Mr. Roger W. Stone
Chairman and Chief Executive Officer
KapStone Paper and Packaging Corporation
1101 Skokie Blvd., Suite 300
Northbrook, IL 60062

Re: KapStone Paper and Packaging Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Forms 10-Q for the Quarter Ended September 30, 2009
File No. 1-33494

Dear Mr. Stone:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibits

1. It appears that exhibits 10.17, 10.18, and 10.19 have not been filed in their entirety. In future filings, please file material agreements in their entirety, including all schedules, exhibits, annexes, appendices, etc.

Form 10-Q for the Quarter Ended September 30, 2009

Note 5- Alternative Fuel Mixture Tax Credit, page 5

2. Please describe to us and provide the basis for your accounting policy regarding the alternative fuel mixture tax credit, i.e., offset to cost of goods sold in the income statement and income tax treatment.

Note 9 – Income Taxes, page 7

3. You disclose it is reasonably possible that the total amount of the estimated tax benefit relating to the alternative fuel tax credit will increase by $27.7 million. With a view towards revised disclosure, please describe to us the nature of uncertainty or other event that would cause this increase per the guidance in ASC 740-10-50-15(d).

Management's Discussion and Analysis, page 12

4. We note that you established a $41.3 million liability for unrecognized tax benefits related to the tax position taken regarding the alternative fuel mixture tax credit. Please discuss the assumptions and estimates underlying your tax position which would require disclosure pursuant to Item 303 of Regulation S-K. Please provide us with the text of the proposed disclosure that you will include in future filings.

Closing comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities

Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the accounting comment may be directed to Steve Lo at (202) 551-3394 or Nasreen Mohammed at (202) 551-3773. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326 or to Pam Howell at (202) 552-3357, who supervised the review of your filing.

Sincerely,

John Reynolds
Assistant Director